EX-99.g.2.vii

AMENDMENT
TO

SECURITIES LENDING AUTHORIZATION

(Delaware Group Global & International Funds)

AMENDMENT AGREEMENT (this “Amendment Agreement”) dated as of December 3, 2020 by and between each investment company (“Client”) on behalf of its funds (each, a “Fund”) listed on Appendix A attached hereto and The Bank of New York Mellon (“Lending Agent”) (formerly known as Mellon Bank, N.A.).

WHEREAS, Client and Lending Agent have entered into a Securities Lending Authorization dated as of November 20, 2007 (as amended, modified and supplemented, the “Agreement”); and

WHEREAS, the parties wish to amend the Agreement in certain respects as provided below;

NOW THEREFORE, in consideration of the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Section 6 of the Agreement is hereby amended by adding the following paragraphs at the end of Section 6 of the Agreement:

“(d) Notwithstanding the provisions of the preceding paragraphs, on any business day an authorized person of the Client may make a written request that Lending Agent entrust to a Fund Cash Collateral then held by Lending Agent as collateral for securities loaned by such Fund. If such request is received by 10:00am (New York time), Lending Agent. in its sole discretion, agrees to release all or part of the Cash Collateral to such Fund (“Client-Managed Cash Collateral”), on the same business day as Client’s request, or if such request is received after 10:00am (New York time), then on the business day next succeeding Lending Agent’s receipt of such request, Lending Agent shall entrust to the care and custody of the Fund such Client-Managed Cash Collateral; provided that, (x) the aggregate amount of Client-Managed Cash Collateral after giving effect to such request would not exceed 80%of the Cash Collateral delivered to Lending Agent by the relevant Borrowers under the Agreement with respect to such Fund, (y) the aggregate amount of Client-Managed Cash Collateral after giving effect to such request would not exceed $50,000,000.00 for such Fund, and (z) Client is not in default of any of its obligations under the Agreement as amended hereby. Notwithstanding any other provision of this Agreement including paragraph (a) above, (i) Lending Agent shall have no duty or responsibility hereunder or otherwise to invest and/or reinvest Client-Managed Cash Collateral pursuant hereto or to see to the use, application or investment thereof by Client in any Approved Investment or otherwise; and (ii) the release by Lending Agent to a Fund of Cash Collateral pursuant hereto shall be in lieu of Lending Agent’s obligation to invest in Approved Investments with and to the extent of such Cash Collateral so released to the Fund.

(e) If Client wishes to return all or part of the Client-Managed Cash Collateral held by a Fund to the Lending Agent or if Lending Agent in its discretion requests the return of all or part of the Client-Managed Cash Collateral held by a Fund, upon request specifying the amount of Cash Collateral that will be returned, Client agrees to return to Lending Agent such Client-Managed Cash Collateral held by such Fund (x) on the same business day if such request is made by 10:00 a.m. (New York time), or (y) by 10:00 a.m. (New York time) on the next business day if such request is made after 10:00 a.m. (New York time). Client agrees that Lending Agent may make such demand upon termination of the securities loan to which such Client-Managed Cash Collateral relates whenever Lending Agent is required to return any Cash Collateral to the related borrower or otherwise whenever Lending Agent in its discretion so determines.

(f) (i) Fund shall pay to the Lending Agent interest on the amount of Client-Managed Cash Collateral held by the Fund at a rate per annum (based on a 360 day year for the actual number of days involved) equal to the Overnight Bank Funding Rate (or any successor benchmark rate adopted by Lending Agent in accordance with current industry practices). All amounts remitted by the Fund to Lending Agent pursuant to this sub-paragraph shall be included in the calculation of “net securities lending revenue” in accordance with Exhibit C hereof. The amounts calculated by the Lending Agent pursuant to this section shall be invoiced by the Lending Agent on a monthly basis and shall be payable by the Fund within five (5) business days of receipt.

(ii) In addition to amounts payable pursuant to sub-paragraph (f)(i), Fund shall pay to the Lending Agent on a monthly basis an amount equal to the amount of Client-Managed Cash Collateral held by a Fund each day during such month multiplied by 25 basis points per annum (based on a 360-day year for the actual number of days involved) for each day during the period. All amounts remitted by a Fund to Lending Agent pursuant to this sub-paragraph (f)(ii) shall be for the account of, and retained by, Lending Agent and shall not be included in the calculation of “net securities lending revenue” in accordance with Exhibit C hereof. The amounts calculated by Lending Agent pursuant to this sub-paragraph (f)(ii) shall be invoiced by Lending Agent on a monthly basis and shall be payable by the Fund within five (5) Business Days of receipt.

(g) Notwithstanding the foregoing paragraphs, Lending Agent may, in its sole discretion, advance funds to or for the account of a Fund in order to return Cash Collateral to any borrower who has returned loaned securities or to pay rebates to any borrower, the Fund agrees to repay Lending Agent immediately upon Lending Agent’s demand the amount of any advance plus accrued interest at a rate per annum (based on a 360-day year for the actual number of days involved) equal to the Overnight Bank Funding Rate (or any successor benchmark rate adopted by Lending Agent in accordance with current industry practices). In the event that any such advance or other amounts owed by a Fund are not so paid, Lending Agent is hereby authorized to obtain such amounts directly from, and setoff such amount against, the custodial account(s) established and maintained by The Bank of New York Mellon with respect to such Fund for the safekeeping of securities and monies received from time to time (“Custody Account”) or such Fund’s Cash Collateral Account. In order to secure repayment of any advance or other indebtedness of a Fund to Lending Agent arising hereunder, Client, on behalf of itself and the Funds listed on Appendix A hereto, hereby grants to Lending Agent and agrees that Lending Agent shall have a continuing lien and security interest in, and a right of setoff against, all assets now or hereafter held in the Custody Account and the Cash Collateral Account (held on a Fund’s behalf) and any other property at any time held by it for the benefit of the Fund or in which the Fund may have an interest which is then in Lending Agent’s possession or control or in the possession or control of any third party acting on Lending Agent’s behalf; provided that Lending Agent shall have no lien or security interest hereunder in any security issued or guaranteed by an affiliate of the Lending Agent. In connection with the foregoing, Lending Agent shall be entitled to all the rights and remedies of a pledgee under common law and a secured party under the New York Uniform Commercial Code and/or any other applicable laws and/or regulations as then in effect.

(i) Client represents and warrants to Lending Agent that the transfer by Lending Agent to a Fund, and the use by a Fund, of the Client-Managed Cash Collateral does not violate, and will not violate, any applicable law or regulation, including any margin regulations, if applicable.

2. Section 9 of the Agreement is hereby amended by adding a new paragraph, which shall read in its entirety as follows:

“(d) Notwithstanding any provision in this Agreement to the contrary, with respect to any loan collateralized by Client-Managed Cash Collateral, Lending Agent’s sole obligation shall be to credit a Fund’s Custody Account with cash in an amount equal to (x) the market value of the loaned securities not returned, minus (y) the aggregate amount of Client-Managed Cash Collateral and not previously returned to Lending Agent that collateralizes such loan, minus (z) any amounts owed by the Fund pursuant to paragraph 6. Upon the Lending Agent’s making of any such payment, the Fund shall be entitled to retain

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and become the owner of such Client-Managed Cash Collateral without any obligations to Lending Agent with respect thereto. Lending Agent shall have no obligation to make any payment hereunder so long as a stay order is in effect with respect to the borrower under applicable bankruptcy laws or under the Securities Investor Protection Act of 1970.”

3. The parties agree and acknowledge that any advance made by Lending Agent under the Agreement (including, without limitation, pursuant to section 2(d)(v) of Article IV) and any grant by Fund of any security for the repayment of any such advance shall constitute a “securities contract,” as such term is defined in Section 741 of Title 11 of the United States Code (the “Bankruptcy Code”), as amended.

4. All provisions contained in the Agreement govern this Amendment Agreement except as expressly modified below. In the event of any inconsistency between the Agreement or the custody agreement between Client and Lending Agent and the terms of this Amendment Agreement, the terms of this Amendment Agreement shall prevail. All capitalized terms used but not defined herein shall have the meanings given to them in the Agreement.

5. This Amendment Agreement shall become effective as of the date hereof upon execution by the parties hereto. From and after the execution hereof, any reference to the Agreement shall be a reference to the Agreement as amended hereby. Except as amended hereby, the Agreement shall remain in full force and effect.

6. This Amendment Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but such counterparts shall, together, constitute only one instrument.

IN WITNESS WHEREOF, Client and Lending Agent have caused this Amendment Agreement to be executed by their respective officers, thereunto duly authorized, as of the date first above written.

DELAWARE GROUP GLOBAL &
INTERNATIONAL FUNDS, on behalf of the funds listed on Appendix A hereto

By	/s/ Richard Salus
Title:	Senior Vice President

THE BANK OF NEW YORK MELLON

By	/s/ Maria Fox
Title:	Director securities Finance

By	/s/ Todd Levy
Title:	Director
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Appendix A

Delaware Group Global & International Funds

Name of Fund and any Share Classes	TICKER SYMBOL	Taxpayer Identification Number (Portfolio)
Delaware Emerging Markets Fund		[TIN OMITTED]
Class A	DEMAX
Class C	DEMBX
Class R	DEMCX
Institutional Class	DEMIX
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